Exhibit 99.1

JOINT PRESS RELEASE

SETTING UP OF THE BANCASSURANCE BUSINESS LINE STARTED PER ANTITRUST DECISION

Torino, Milano, 29th May 2007 – Intesa Sanpaolo’s Management Board and Alleanza Assicurazioni’s Board of Directors, which met today chaired by Enrico Salza and Amato Luigi Molinari respectively, gave the go-ahead to the project for the setting up and subsequent sale to independent third parties of an insurance company dedicated to designing and managing I, III and V segments of life insurance policies which will be sold in the branches of Casse di Risparmio (savings banks) controlled by Intesa Casse del Centro, Sanpaolo Banco di Napoli and the branches of former Banca Intesa in the regions of Puglia, Basilicata, Calabria and Campania, in compliance with the decision of the Italian Competition Authority “AGCM” dated 20th December 2006.

The project, which is conditional upon authorisations of the competent authorities, provides that Eurizon Vita sets up a newco into which the activities included in the aforementioned business line will be merged, spun off from Intesa Vita and Eurizon Vita, and valued at 187 million euro (50% pertaining to Alleanza Assicurazioni and 50% to Intesa Sanpaolo) and 381 million euro respectively, corresponding to a P/EV of 1.75.

Intesa Sanpaolo will later buy in cash the newco’s quotas pertaining to Alleanza Assicurazioni, Eurizon Financial Group and Eurizon Vita at the above-mentioned values and sell the entire newco to third parties, in compliance with the timescale required by “AGCM”.

The new structure with approximately 60 staff will have technical reserves of 5.5 billion euro and annual premiums of more than 900 million, based on the conclusive figures as at 31st December 2006.

Intesa Sanpaolo and Eurizon have been advised jointly by KPMG Corporate Finance and separately by actuarial firm ACRA and Watson Wyatt and Alleanza Assicurazioni by Deloitte Financial Advisory Services and Towers Perrin- Tillinghast in valuing the business lines.

Intesa Sanpaolo
Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

www.intesasanpaolo.com

Alleanza Assicurazioni
Media Relations - Close to Media	Investor Relations
Elisabetta Neuhoff - 335 6786197	Irene Cervellera
Francesca Valagussa - 335 8484706	T: +39 02 6296.520
T: +39 02 70006237	e-mail: irene.cervellera@alleanza.it
e-mail: elisabetta.neuhoff@closetomedia.it
e-mail: francesca.valagussa@closetomedia.it

www.alleanza.it